**2007** | **First Midwest Bancorp, Inc.**

KBW Community Bank Investor Conference

New York, New York

August 1, 2007

# Cautionary Statement under the Private Securities Litigation Reform Act of 1995

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results.  Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request.  With the exception of fiscal year end information previously included in our Annual report on Form 10-K, the information contained herein is unaudited.  Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

# First Midwest: Chicago's Premier Independent Company

I.     **Peer Comparisons Confirm Premier Status**

II.    **Premier Positioning In The Market**

III.  **Proven Performer Over The Long Term**

IV.  **First Midwest - Why Now?**



# First Midwest IS Chicago's Premier Independent Company

# First Midwest:  Who We Are

+ **$8.1 Billion Assets, 90% Suburban Chicago**

+ **$4.9 Billion Loans, 85% Corporate**

+ **$5.9 Billion Deposits, 60% Core Transactional Deposits**

+ **260,000 Relationships**

+ **103 Offices**

# First Midwest IS High Performing

| High Performance | Second Quarter 2007 |
|---|---|
| Return On Equity | 15.47% |
| Return On Assets | 1.44% |
| Net Interest Margin Expanding | 3.61% |
| Nonperforming Assets Managed [1] | 0.38% |
| Efficiency Focused | 52.13% |

(1) Represents ratio of nonperforming assets to loans plus foreclosed real estate



# Peer Comparisons Confirm Premier Status

# First Midwest Leading <u>ALL</u> Peers

| | First Midwest | National Peer | Chicago Peer |
|---|---|---|---|
| **EPS Growth** (YTD) | **3.57%** | **(8.62%)** | **(10.92%)** |
| **EPS Growth** (2Q07) | **3.51%** | **(5.44%)** | **(2.17%)** |
| **ROA** | **1.44%** | **1.08%** | **0.87%** |
| **ROE** | **15.47%** | **10.99%** | **10.35%** |
| **NPA Ratio** | **0.38%** | **0.55%** | **0.92%** |
| **Efficiency** | **52.13%** | **61.03%** | **64.74%** |
| **Net Interest Margin** | **3.61** | **3.57** | **3.28** |

Source: SNL Financial. Peer data reflects median performance as of 2nd qtr 2007 except as noted. National peer defined as BOKF, AMFI, CFR, FCF, FULT, MBFI, PBKS, SUSQ, UCBH, WTNY, WL, WTFC, CBSH. Chicago peer defined as AMFI, WTFC, MBHI, MBFI, OSBC, CORS, TAYC.

# National Peer Comparison YTD 2007 EPS Growth



**3.57%**

| | |
|---|---|
| UCBH | |
| FMBI | |
| Wilmington Trust | |
| Commerce | |
| Cullen/Frost | |
| BOK | |
| Amcore | |
| Whitney | |
| MB Financial | |
| Fulton | |
| First Commonwealth | |
| Wintrust | |
| Susquehanna | |

-25%   -20%   -15%   -10%   -5%   0%   5%   10%

Note: Peer tickers: AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, PBKS, SUSQ, UCBH, WTNY, WL, and WTFC.
Data represents performance for the six months of 2007 as contrasted to 2006's like period.  Data obtained from SNL Financial or published earnings releases.

# Chicago Peer Comparison YTD 2007 EPS Growth



**3.57%** — FMBI

- FMBI
- Old Second
- Midwest Banc
- Amcore
- MB Financial
- Taylor Capital
- Wintrust
- Corus

-25%  -20%  -15%  -10%  -5%  0%  5%  10%

Note: Peer tickers: AMFI, WTFC, MBHI, MBFI, OSBC, CORS, TAYC
Data represents performance for the six months of 2007 as contrasted to 2006's like period.  Data obtained from SNL Financial or published earnings releases.

 # Premier Positioning In The Market

# Chicago MSA[1]



**Wisconsin**

**Chicago**

**Iowa**

**Indiana**

**Illinois**

**Missouri**

**Kentucky**

| | |
|---|---|
| **Population:** | **9.4 Million** |
| | **(3rd Largest MSA)** |
| **Deposits:** | **$261.1 Billion** |
| **Deposit Concentration:** | **42.2%**[2] |

Sources: Population numbers - Claritas 2006 Estimates.
Deposit numbers are FDIC data as of June 30, 2006 – includes all banks, thrifts – does not include credit unions.

(1)    MSA as defined by US Census Bureau.
(2)    Deposit concentration represents the aggregate market share of the four largest firms.

# First Midwest Is In The Premier Portions Of Chicago MSA

| | FMB Footprint [1] | Chicago MSA [2] |
|---|---|---|
| 2006 Population | 6,030,556 | 9,486,011 |
| 2006-2011 Population Growth | 5.4% | 3.4% |
| Average Household Income | $86,554 | $77,427 |
| Median Income Producing Assets | $76,646 | $61,271 |
| Homeowners | 77% | 66% |

Source: Claritas 2006 Estimates

(1) FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and Suburban Cook Counties in Illinois and Lake County in Indiana.

(2) MSA as defined by US Census Bureau.

# First Midwest Is In The Premier Portions Of Chicago MSA

| | FMB Footprint [1] | Chicago MSA[2] |
|---|---|---|
| Total Businesses | 238,000 | 356,000 |
| Total Businesses with 20+ Employees | 33,000 | 47,000 |
| Total Employees | 3,486,000 | 5,242,000 |
| Total Sales | $391,553,000 | $581,600,000 |

Source: Claritas 2006 Estimates

(1) FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and Suburban Cook Counties in Illinois and Lake County in Indiana.

(2) MSA as defined by US Census Bureau.

# First Midwest's Marketplace: A Midwest Dominator

| | FMB Footprint [1] | 2nd Strongest [2] | Midwest[3] | % Difference |
|---|---|---|---|---|
| 2006 Population | 6,030,556 | 3,175,226 | 2,133,762 | 183% |
| 2006-2011 Population Growth | 5.4% | 5.6% | 3.4% | 59% |
| Average Household Income | $86,554 | $80,009 | $68,684 | 26% |
| Median Income Producing Assets | $76,646 | $69,161 | $54,152 | 42% |
| Homeowners | 77% | 74% | 69% | 12% |

Source: Claritas 2006 Estimates
(1)     FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and suburban cook counties in Illinois and Lake County in Indiana.
(2)     Minneapolis MSA as defined by US Census Bureau
(3)     Represents median of 10 Midwest MSA's.

# Nationally:
# A Premier Marketplace

| | FMB Footprint [1] | New York [2] | Los Angeles [2] | National [3] | % Difference |
|---|---|---|---|---|---|
| 2006 Population | 6,030,556 | 18,811,584 | 13,155,105 | 2,068,151 | 192% |
| 2006-2011 Population Growth | 5.4% | 2.0% | 5.4% | 5.8% | (7%) |
| Average Household Income | $86,554 | $80,690 | $73,593 | $69,436 | 25% |
| Median Income Producing Assets | $76,646 | $55,602 | $45,611 | $49,475 | 55% |
| Homeowners | 77% | 51% | 51% | 67% | 15% |

Source: Claritas 2006 Estimates
(1)    FMB Footprint represents every county in the Chicago area where a FMB branch is present: DuPage, Kane, Lake, McHenry, Will, and suburban Cook counties in Illinois and Lake County in Indiana.
(2)    MSA as defined by US Census Bureau.
(3)    Represents median of 51 MSA's with population greater than 1,000,000.

# Nationally, THE Premier Retail Marketplace



| Rank | MSA | Total Rank Score [1] |
|------|-----|---------------------|
| **1** | **FMB Chicago** | **26** |
| 2 | Atlanta-GA | 45 |
| 3 | Washington-DC | 52 |
| 4 | Minneapolis-MN | 58 |
| 5 | Phoenix-AZ | 61 |
| 6 | Dallas-TX | 68 |
| 7 | Los Angeles-CA | 73 |
| 8 | New York-NY | 75 |
| 9 | Philadelphia-PA | 74 |
| 10 | Houston-TX | 80 |

(1) A composite ranking was completed using 51 MSA's with population greater than 1,000,000; 2006 population, 2006-2011 population growth, median income producing assets, average household income, % homeownership were ranked and assigned a composite score to determine the premier retail markets.

# Nationally, The Third Strongest Commercial Marketplace



| Rank | MSA | Total Rank Score [1] |
|------|-----|----------------------|
| 1 | New York-NY | 4 |
| 2 | Los Angeles-CA | 8 |
| **3** | **FMB Chicago** | **12** |
| 4 | Dallas-TX | 16 |
| 5 | Philadelphia-PA | 21 |
| 6 | Miami-FL | 24 |
| 7 | Washington-DC | 28 |
| 8 | Houston-TX | 32 |
| 9 | Boston-MA | 35 |
| 10 | Atlanta-GA | 42 |

(1) A composite ranking was completed using 51 MSA's with population greater than 1,000,000; total businesses, total businesses with 20 plus employees, total employees and total sales were ranked and assigned a composite score to determine the premier commercial markets.



# Proven Performer
# Over The Long Term

# Sustained Performance In Changing Economic Environments



Source:  SNL Financial and Bloomberg LP.  * GDP= gross domestic product averaged.  Share price through 6/29/07

# Long Term Premier Performer

| | 1997 | 6/30/2007 | % Change |
|---|---|---|---|
| Total Assets | $4.9 billion | $8.1 billion | 63% |
| Diluted Earnings Per Share | $1.01 | $2.37[1] | 130% |
| ROE | 13.16% | 15.47% | 18% |
| Efficiency | 58.42% | 52.13% | 12% |
| Dividends | $0.44 | $1.18 | 168% |
| Share Price | $23.34 | $35.51 | 52% |

(1)    Represents 2007 consensus earnings estimate as of July 27, 2007

# Drivers Of Long Term Performance

+ **Strategic Client Approach**

+ **Tenured Management Team**

+ **Strong Organizational Control**
    + Guarded Credit Quality
    + Expense Management

+ **Well Diversified Business Mix**

+ **Controlled Growth**

# Why First Midwest?

# Why First Midwest?

**The <u>Dominant</u> Performer**

**In A**

**<u>Premier</u> Marketplace**



# Why Now?

# Premier Performer, Yet Undervalued



Source: SNL Financial. Peer data reflects median as of 2nd qtr 2007 as of 7/25/07 and represents price to consensus estimated EPS. National Peer defined as BOKF, AMFI, CFR, FCF, FULT, GBBK, MBFI, PBKS, SUSQ, UCBH, WTNY, WL, WTFC, CBSH. Chicago peer defined as AMFI, WTFC, MBHI, MBFI, OSBC, CORS, TAYC.

# First Midwest's Price Without The Premium

| | |
|---|---|
| **First Midwest 7/25/07** | **$33** |
| @ National Peer Multiple | $34 |
| @ Chicago Peer Multiple | $35 |
| **First Midwest:** | |
| **The Premier Performer** | **Undervalued** |

# To Request Additional Information Please Contact:

**Michael L. Scudder**
**President and Chief Operating Officer**
**First Midwest Bancorp, Inc.**
**One Pierce Place, Suite 1500**
**Itasca, Illinois 60143**
**P (630) 875-7283**
**F (630) 875-7369**
**mike.scudder@firstmidwest.com**

# *Selected Financial Information*

**First Midwest Bancorp, Inc.**

Selected Financial Information
(Amounts in thousands, except per share data)

| | 2007 | | | 2006 | | | | | 2005 | | | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | June 30/YTD | 2nd Quarter | 1st Quarter | Dec. 31/YTD | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter | Dec. 31/YTD | 4th Quarter | 3rd Quarter | Dec. 31/YTD |
| **Period-End Balance Sheet** | | | | | | | | | | | | |
| Total assets | $ 8,055,358 | $ 8,055,358 | $ 8,235,110 | $ 8,441,526 | $ 8,441,526 | $ 8,596,864 | $ 8,692,828 | $ 8,715,524 | $ 7,210,151 | $ 7,210,151 | $ 7,201,261 | $ 6,863,381 |
| Securities HTM - amortized cost | 104,152 | 104,152 | 103,697 | 91,380 | 91,380 | 98,745 | 116,707 | 121,012 | 56,772 | 56,772 | 49,118 | 64,576 |
| Securities HTM - fair market value | 104,317 | 104,317 | 103,951 | 91,602 | 91,602 | 99,019 | 116,922 | 121,026 | 56,791 | 56,791 | 49,153 | 64,618 |
| Securities AFS - fair market value | 2,183,450 | 2,183,450 | 2,296,375 | 2,442,674 | 2,442,674 | 2,561,962 | 2,593,715 | 2,654,189 | 2,286,630 | 2,286,630 | 2,299,250 | 2,179,438 |
| Mortgages held for sale | 5,665 | 5,665 | 3,674 | 4,760 | 4,760 | 6,186 | 3,000 | 3,050 | 4,301 | 4,301 | 7,241 | 4,251 |
| ***Loans:*** | | | | | | | | | | | | |
| Commercial and industrial | 1,544,210 | 1,544,210 | 1,541,544 | 1,547,081 | 1,547,081 | 1,584,626 | 1,550,730 | 1,524,978 | 1,161,660 | 1,161,660 | 1,209,916 | 1,146,168 |
| Agricultural | 156,594 | 156,594 | 175,554 | 158,305 | 158,305 | 149,453 | 140,440 | 134,708 | 131,689 | 131,689 | 121,430 | 107,059 |
| Real estate - commercial | 1,814,315 | 1,814,315 | 1,858,557 | 1,852,557 | 1,852,557 | 1,873,539 | 1,873,402 | 1,811,045 | 1,729,009 | 1,729,009 | 1,630,687 | 1,493,855 |
| Real estate - construction | 597,961 | 597,961 | 589,549 | 583,761 | 583,761 | 565,707 | 539,915 | 463,367 | 413,286 | 413,286 | 435,534 | 427,248 |
| Real estate - 1-4 family | 206,506 | 206,506 | 211,489 | 215,464 | 215,464 | 213,614 | 220,377 | 349,934 | 143,286 | 143,286 | 129,763 | 92,512 |
| Direct consumer | 538,662 | 538,662 | 552,809 | 573,128 | 573,128 | 587,556 | 601,420 | 625,189 | 570,042 | 570,042 | 576,298 | 576,691 |
| Indirect consumer | 51,610 | 51,610 | 64,118 | 78,648 | 78,648 | 95,059 | 115,061 | 132,914 | 157,219 | 157,219 | 183,638 | 291,745 |
| Total loans | 4,909,858 | 4,909,858 | 4,993,620 | 5,008,944 | 5,008,944 | 5,069,554 | 5,041,345 | 5,042,135 | 4,306,191 | 4,306,191 | 4,287,266 | 4,135,278 |
| ***Other Assets:*** | | | | | | | | | | | | |
| Other earning assets | 20,734 | 20,734 | 17,868 | 5,081 | 5,081 | 3,330 | 4,399 | 5,464 | 1,607 | 1,607 | 868 | 330 |
| Total earning assets | 7,223,859 | 7,223,859 | 7,415,234 | 7,552,839 | 7,552,839 | 7,739,777 | 7,759,166 | 7,825,850 | 6,655,501 | 6,655,501 | 6,643,743 | 6,383,873 |
| Corporate owned life insurance | 199,396 | 199,396 | 197,421 | 196,598 | 196,598 | 194,632 | 193,048 | 194,333 | 156,441 | 156,441 | 155,005 | 151,359 |
| ***Intangibles:*** | | | | | | | | | | | | |
| Goodwill | 262,196 | 262,196 | 262,195 | 262,195 | 262,195 | 262,229 | 266,037 | 264,900 | 85,962 | 85,962 | 84,547 | 84,547 |
| Other intangibles | 28,251 | 28,251 | 29,357 | 30,463 | 30,463 | 31,610 | 32,766 | 29,939 | 10,035 | 10,035 | 10,567 | 12,165 |
| Total intangibles | 290,447 | 290,447 | 291,552 | 292,658 | 292,658 | 293,839 | 298,803 | 294,839 | 95,997 | 95,997 | 95,114 | 96,712 |
| ***Deposits:*** | | | | | | | | | | | | |
| Demand deposits | 1,070,528 | 1,070,528 | 1,073,065 | 1,124,081 | 1,124,081 | 1,068,815 | 1,125,448 | 1,105,452 | 976,557 | 976,557 | 961,615 | 922,540 |
| Interest bearing deposits | 4,744,216 | 4,744,216 | 4,834,377 | 5,043,135 | 5,043,135 | 5,160,575 | 5,132,737 | 4,945,387 | 4,171,275 | 4,171,275 | 4,264,232 | 3,982,838 |
| Total deposits | 5,814,744 | 5,814,744 | 5,907,442 | 6,167,216 | 6,167,216 | 6,229,390 | 6,258,185 | 6,050,839 | 5,147,832 | 5,147,832 | 5,225,847 | 4,905,378 |
| Fed funds purchased and repurchase agreements | 573,064 | 573,064 | 598,035 | 612,608 | 612,608 | 520,616 | 912,806 | 803,943 | 746,057 | 746,057 | 697,609 | 704,589 |
| Other borrowed funds | 599,126 | 599,126 | 639,621 | 569,660 | 569,660 | 774,700 | 499,747 | 825,141 | 548,475 | 548,475 | 523,542 | 513,743 |
| Subordinated debt | 226,118 | 226,118 | 228,274 | 228,674 | 228,674 | 228,747 | 226,128 | 227,472 | 130,092 | 130,092 | 130,421 | 129,294 |
| Stockholders' equity | 741,060 | 741,060 | 753,988 | 751,014 | 751,014 | 745,869 | 694,938 | 688,484 | 544,068 | 544,068 | 536,181 | 532,038 |
| Stockholders' equity, excluding OCI | $ 776,208 | $ 776,208 | $ 770,326 | $ 766,302 | $ 766,302 | $ 747,543 | $ 728,113 | $ 711,032 | $ 552,352 | $ 552,352 | $ 542,125 | $ 521,923 |
| **Average Balance Sheet** | | | | | | | | | | | | |
| Total assets | $ 8,228,976 | $ 8,151,473 | $ 8,307,340 | $ 8,255,764 | $ 8,502,699 | $ 8,597,152 | $ 8,668,348 | $ 7,237,200 | $ 7,042,670 | $ 7,201,290 | $ 7,115,579 | $ 6,860,245 |
| Securities - HTM taxable | 10,174 | 9,797 | 10,555 | 9,848 | 9,588 | 9,888 | 9,936 | 9,984 | 10,644 | 10,306 | 11,075 | 11,826 |
| Securities - HTM tax-exempt | 91,137 | 97,716 | 84,485 | 91,046 | 86,951 | 96,413 | 114,720 | 65,808 | 52,611 | 41,061 | 48,440 | 50,079 |
| Securities - AFS taxable | 1,394,881 | 1,371,869 | 1,418,147 | 1,515,276 | 1,493,117 | 1,569,185 | 1,596,625 | 1,400,563 | 1,587,973 | 1,595,861 | 1,601,054 | 1,412,866 |
| Securities - AFS tax-exempt | 924,112 | 896,428 | 952,104 | 998,727 | 1,021,820 | 1,037,147 | 1,041,464 | 892,653 | 643,422 | 739,753 | 649,875 | 658,998 |
| Total loans | 4,979,033 | 4,944,483 | 5,013,967 | 4,869,360 | 5,046,665 | 5,037,574 | 5,063,873 | 4,319,484 | 4,214,750 | 4,295,483 | 4,255,808 | 4,143,067 |
| Other earning assets | 32,671 | 33,590 | 31,741 | 10,892 | 10,459 | 8,552 | 10,767 | 13,853 | 7,917 | 9,572 | 8,795 | 30,344 |
| Total earning assets | 7,432,008 | 7,353,883 | 7,510,999 | 7,495,149 | 7,668,600 | 7,758,759 | 7,837,385 | 6,702,345 | 6,517,317 | 6,692,036 | 6,575,047 | 6,307,180 |
| ***Deposits:*** | | | | | | | | | | | | |
| Demand deposits | 1,059,448 | 1,061,987 | 1,056,880 | 1,052,413 | 1,086,979 | 1,083,334 | 1,106,177 | 931,104 | 931,711 | 950,523 | 948,649 | 894,093 |
| Savings deposits | 726,236 | 746,702 | 705,543 | 653,321 | 679,681 | 674,039 | 697,663 | 560,364 | 615,324 | 576,291 | 607,929 | 646,214 |
| NOW accounts | 887,972 | 905,683 | 870,064 | 924,539 | 936,793 | 992,916 | 991,743 | 774,166 | 893,706 | 836,264 | 928,700 | 921,635 |
| Money market deposits | 860,535 | 858,639 | 862,452 | 867,775 | 882,627 | 919,889 | 948,992 | 717,199 | 672,411 | 674,351 | 654,160 | 732,456 |
| Core transactional deposits | 3,534,191 | 3,573,011 | 3,494,939 | 3,498,048 | 3,586,080 | 3,670,178 | 3,744,575 | 2,982,833 | 3,113,152 | 3,037,429 | 3,139,438 | 3,194,398 |
| Time deposits > $100,000 | 839,564 | 844,232 | 834,844 | 746,036 | 854,693 | 805,129 | 699,235 | 621,877 | 604,270 | 630,323 | 635,570 | 510,490 |
| Time deposits < $100,000 | 1,577,213 | 1,491,777 | 1,663,599 | 1,683,866 | 1,713,424 | 1,731,613 | 1,760,261 | 1,527,599 | 1,361,440 | 1,459,305 | 1,389,216 | 1,185,868 |
| Total time deposits | 2,416,777 | 2,336,009 | 2,498,443 | 2,429,902 | 2,568,117 | 2,536,742 | 2,459,496 | 2,149,476 | 1,965,710 | 2,089,628 | 2,024,786 | 1,696,358 |
| Total deposits | 5,950,968 | 5,909,020 | 5,993,382 | 5,927,950 | 6,154,197 | 6,206,920 | 6,204,071 | 5,132,309 | 5,078,862 | 5,127,057 | 5,164,224 | 4,890,756 |
| FFP, repos, other borrowed funds | 1,194,875 | 1,162,315 | 1,227,797 | 1,339,826 | 1,265,370 | 1,343,671 | 1,447,591 | 1,303,041 | 1,235,205 | 1,334,883 | 1,214,875 | 1,253,419 |
| Subordinated debt | 228,447 | 228,229 | 228,667 | 206,449 | 228,746 | 226,187 | 227,460 | 142,236 | 130,377 | 130,414 | 132,683 | 128,454 |
| Total funding sources | 7,374,290 | 7,299,564 | 7,449,846 | 7,474,225 | 7,648,313 | 7,776,778 | 7,879,122 | 6,577,586 | 6,444,444 | 6,592,354 | 6,511,782 | 6,272,629 |
| Stockholders' equity | 760,143 | 760,010 | 760,277 | 695,020 | 762,535 | 724,695 | 698,388 | 592,263 | 538,515 | 541,351 | 542,803 | 530,721 |

***Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.***

**First Midwest Bancorp, Inc.**

Selected Financial Information
(Amounts in thousands, except per share data)

| | 2007 | | | 2006 | | | | | 2005 | | | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | June 30/YTD | 2nd Quarter | 1st Quarter | Dec. 31/YTD | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter | Dec. 31/YTD | 4th Quarter | 3rd Quarter | Dec. 31/YTD |
| **Income Statement** | | | | | | | | | | | | |
| Interest income | $ 242,260 | $ 120,671 | $ 121,589 | $ 476,409 | $ 125,397 | $ 126,437 | $ 123,050 | $ 101,525 | $ 366,700 | $ 100,030 | $ 94,257 | $ 315,342 |
| Interest expense | 120,926 | 59,707 | 61,219 | 224,550 | 62,634 | 60,764 | 57,092 | 44,060 | 130,850 | 40,681 | 34,276 | 86,478 |
| Net interest income | 121,334 | 60,964 | 60,370 | 251,859 | 62,763 | 65,673 | 65,958 | 57,465 | 235,850 | 59,349 | 59,981 | 228,864 |
| Loan loss provision | 4,721 | 1,761 | 2,960 | 10,229 | 3,865 | 2,715 | 2,059 | 1,590 | 8,930 | 2,780 | 1,200 | 12,923 |
| Service charges on deposit accounts | 21,070 | 11,483 | 9,587 | 40,036 | 10,594 | 10,971 | 10,847 | 7,624 | 30,199 | 8,308 | 7,752 | 28,837 |
| Trust and investment management fees | 7,706 | 3,916 | 3,790 | 14,269 | 3,666 | 3,736 | 3,695 | 3,172 | 12,593 | 3,059 | 3,255 | 11,888 |
| Other service charges, commissions, and fees | 11,258 | 6,099 | 5,159 | 20,135 | 5,362 | 5,471 | 4,837 | 4,465 | 17,572 | 4,479 | 4,881 | 15,147 |
| Card-based fees | 7,892 | 4,181 | 3,711 | 13,777 | 3,712 | 3,734 | 3,762 | 2,569 | 10,207 | 2,615 | 2,625 | 9,252 |
| Subotal, total fee-based revenue | 47,926 | 25,679 | 22,247 | 88,217 | 23,334 | 23,912 | 23,141 | 17,830 | 70,571 | 18,461 | 18,513 | 65,124 |
| Corporate owned life insurance income | 3,893 | 1,982 | 1,911 | 7,616 | 1,966 | 2,206 | 1,940 | 1,504 | 5,163 | 1,437 | 1,308 | 4,939 |
| Security (losses) gains, net | 4,405 | 961 | 3,444 | 4,269 | 3,371 | 509 | 20 | 369 | (3,315) | (6,152) | 292 | 8,222 |
| (Losses) on early extinguishment of debt | - | - | - | - | - | - | - | - | - | - | - | (2,653) |
| Other income | 3,099 | 2,001 | 1,098 | 3,181 | 982 | 364 | 166 | 1,669 | 2,193 | 664 | 270 | 3,749 |
| Total noninterest income | 59,323 | 30,623 | 28,700 | 103,283 | 29,653 | 26,991 | 25,267 | 21,372 | 74,612 | 14,410 | 20,383 | 79,381 |
| Salaries and employee benefits | 56,558 | 29,008 | 27,550 | 106,201 | 26,507 | 27,023 | 27,039 | 25,632 | 95,179 | 23,991 | 24,276 | 92,171 |
| Occupancy and equipment expense | 16,104 | 7,976 | 8,128 | 30,380 | 7,747 | 8,133 | 7,911 | 6,589 | 25,173 | 6,457 | 6,260 | 24,862 |
| Other real estate expense, net | 42 | 71 | (29) | 843 | 96 | 175 | 449 | 123 | 931 | 175 | 141 | 1,272 |
| Other intangibles amortization | 2,211 | 1,105 | 1,106 | 4,039 | 1,148 | 1,156 | 1,175 | 560 | 2,130 | 532 | 533 | 2,130 |
| Other expenses | 23,941 | 12,577 | 11,364 | 49,399 | 12,297 | 12,631 | 13,663 | 10,808 | 42,290 | 11,423 | 10,898 | 42,253 |
| Total noninterest expense | 98,892 | 50,737 | 48,155 | 192,615 | 47,795 | 49,118 | 51,990 | 43,712 | 165,703 | 42,578 | 42,108 | 163,338 |
| Pre-tax earnings | 77,044 | 39,089 | 37,955 | 152,298 | 40,756 | 40,831 | 37,176 | 33,535 | 135,829 | 28,401 | 37,056 | 131,984 |
| Income taxes | 18,704 | 9,778 | 8,926 | 35,052 | 9,228 | 9,616 | 8,441 | 7,767 | 34,452 | 5,771 | 10,026 | 32,848 |
| Net income | $ 58,340 | $ 29,311 | $ 29,029 | $ 117,246 | $ 31,528 | $ 31,215 | $ 28,735 | $ 25,768 | $ 101,377 | $ 22,630 | $ 27,030 | $ 99,136 |
| Basic earnings per share | $ 1.17 | $ 0.59 | $ 0.58 | $ 2.39 | $ 0.63 | $ 0.63 | $ 0.58 | $ 0.55 | $ 2.22 | $ 0.50 | $ 0.60 | $ 2.13 |
| Diluted earnings per share | $ 1.16 | $ 0.59 | $ 0.58 | $ 2.37 | $ 0.63 | $ 0.62 | $ 0.57 | $ 0.55 | $ 2.21 | $ 0.49 | $ 0.59 | $ 2.12 |
| Weighted average shares outstanding | 49,768 | 49,617 | 49,921 | 49,102 | 49,991 | 49,940 | 49,896 | 46,532 | 45,567 | 45,390 | 45,385 | 46,469 |
| Weighted average diluted shares outstanding | 50,152 | 49,984 | 50,322 | 49,469 | 50,392 | 50,315 | 50,244 | 46,879 | 45,893 | 45,753 | 45,761 | 46,860 |
| Tax equivalent adjustment [1] | $ 10,682 | $ 5,252 | $ 5,430 | $ 23,551 | $ 5,882 | $ 6,132 | $ 6,383 | $ 5,154 | $ 16,080 | $ 4,351 | $ 4,035 | $ 17,440 |
| Net interest income (FTE) [1] | $ 132,016 | $ 66,216 | $ 65,800 | $ 275,410 | $ 68,645 | $ 71,805 | $ 72,341 | $ 62,619 | $ 251,930 | $ 63,700 | $ 64,016 | $ 246,304 |
| **Stock and related per share data:** | | | | | | | | | | | | |
| Book value | $ 14.97 | $ 14.97 | $ 15.16 | $ 15.01 | $ 15.01 | $ 14.92 | $ 13.92 | $ 13.81 | $ 11.99 | $ 11.99 | $ 11.81 | $ 11.55 |
| Tangible book value | 9.10 | 9.10 | 9.30 | 9.16 | 9.16 | 9.04 | 7.93 | 7.89 | 9.87 | 9.87 | 9.72 | 9.45 |
| Dividends declared per share | 0.590 | 0.295 | 0.295 | 1.120 | 0.295 | 0.275 | 0.275 | 0.275 | 1.015 | 0.275 | 0.25 | 0.90 |
| Market price - period high | 39.31 | 38.17 | 39.31 | 39.52 | 39.52 | 38.89 | 37.52 | 37.14 | 39.25 | 39.25 | 39.18 | 38.30 |
| Market price - period low | 34.82 | 34.82 | 36.00 | 32.62 | 36.62 | 34.42 | 34.64 | 32.62 | 31.25 | 34.66 | 34.43 | 31.13 |
| Closing price at period end | $ 35.51 | $ 35.51 | $ 36.75 | $ 38.68 | $ 38.68 | $ 37.89 | $ 37.08 | $ 36.57 | $ 35.06 | $ 35.06 | $ 37.24 | $ 36.29 |
| Closing price to book value | 2.4 | 2.4 | 2.4 | 2.6 | 2.6 | 2.5 | 2.7 | 2.6 | 2.9 | 2.9 | 3.2 | 3.1 |
| Period end shares outstanding | 49,494 | 49,494 | 49,747 | 50,025 | 50,025 | 50,001 | 49,925 | 49,866 | 45,387 | 45,387 | 45,385 | 46,065 |
| Period end treasury shares | 11,832 | 11,832 | 11,579 | 11,301 | 11,301 | 11,325 | 11,401 | 11,460 | 11,540 | 11,540 | 11,542 | 10,862 |
| Number of shares repurchased | 678 | 338 | 340 | 23 | 1 | 10 | 10 | 2 | 857 | - | 134 | 897 |
| Common dividends | $ 29,320 | $ 14,622 | $ 14,698 | $ 56,033 | $ 14,779 | $ 13,769 | $ 13,749 | $ 13,736 | $ 46,238 | $ 12,502 | $ 11,363 | $ 42,567 |
| **Other Key Ratios/Data:** | | | | | | | | | | | | |
| Return on average equity [2] | 15.48% | 15.47% | 15.48% | 16.87% | 16.40% | 17.09% | 16.50% | 17.64% | 18.83% | 16.58% | 19.76% | 18.68% |
| Return on average assets [2] | 1.43% | 1.44% | 1.42% | 1.42% | 1.47% | 1.44% | 1.33% | 1.44% | 1.44% | 1.25% | 1.51% | 1.45% |
| Net interest margin [1] | 3.57% | 3.61% | 3.53% | 3.67% | 3.57% | 3.69% | 3.70% | 3.76% | 3.87% | 3.79% | 3.88% | 3.91% |
| Yield on average earning assets [1] | 6.85% | 6.86% | 6.83% | 6.67% | 6.81% | 6.79% | 6.62% | 6.43% | 5.87% | 6.20% | 5.95% | 5.28% |
| Cost of funds | 3.86% | 3.84% | 3.88% | 3.50% | 3.79% | 3.60% | 3.38% | 3.16% | 2.37% | 2.86% | 2.44% | 1.61% |
| Efficiency ratio [1] | 52.16% | 52.13% | 52.19% | 50.53% | 49.56% | 49.06% | 52.12% | 51.51% | 49.44% | 49.76% | 49.39% | 50.11% |
| Net noninterest expense ratio [2] | 1.08% | 1.04% | 1.12% | 1.13% | 1.00% | 1.04% | 1.24% | 1.27% | 1.25% | 1.21% | 1.23% | 1.30% |
| Effective income tax rate | 24.3% | 25.0% | 23.5% | 23.0% | 22.6% | 23.6% | 22.7% | 23.2% | 25.4% | 20.3% | 27.1% | 24.9% |
| Full time equivalent employees - end of period | 1,885 | 1,885 | 1,908 | 1,892 | 1,892 | 1,845 | 1,898 | 2,012 | 1,635 | 1,635 | 1,600 | 1,630 |
| Number of bank offices | 100 | 100 | 100 | 99 | 99 | 99 | 99 | 99 | 67 | 67 | 67 | 67 |

*Note: Discussion of footnotes (1) and (2) are located at the end of this document.*

***Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.***

**First Midwest Bancorp, Inc.**
Selected Financial Information
(Amounts in thousands, except per share data)

| | 2007 | | | 2006 | | | | | 2005 | | | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | June 30/YTD | 2nd Quarter | 1st Quarter | Dec. 31/YTD | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter | Dec. 31/YTD | 4th Quarter | 3rd Quarter | Dec. 31/YTD |
| **Parent Company Data:** | | | | | | | | | | | | |
| Parent investment in subsidiaries - end of period . | $ 873,854 | $ 873,854 | $ 891,359 | $ 887,908 | $ 887,908 | $ 907,510 | $ 882,891 | $ 698,823 | $ 604,112 | $ 604,112 | $ 602,861 | $ 596,428 |
| **Risk-Based Capital Data:** | | | | | | | | | | | | |
| Tier 1 capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 610,872 | $ 610,872 | $ 603,885 | $ 598,755 | $ 598,755 | $ 578,809 | $ 554,405 | $ 541,291 | $ 581,393 | $ 581,393 | $ 571,774 | $ 550,310 |
| Tier 2 capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 162,293 | 162,293 | 162,299 | 162,266 | 162,266 | 162,264 | 162,250 | 162,207 | 56,393 | 56,393 | 56,283 | 56,718 |
| Total capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 773,165 | 773,165 | 766,184 | 761,021 | 761,021 | 741,073 | 716,655 | 703,498 | 637,786 | 637,786 | 628,057 | 607,028 |
| Risk-adjusted assets . . . . . . . . . . . . . . . . . . . . . . . | $ 6,190,247 | $ 6,190,247 | $ 6,192,407 | $ 6,259,983 | $ 6,259,983 | $ 6,363,958 | $ 6,415,479 | $ 6,355,337 | $ 5,424,063 | $ 5,424,063 | $ 5,482,484 | $ 5,267,528 |
| Tier 1 capital / risk-based assets . . . . . . . . . . | 9.87% | 9.87% | 9.75% | 9.56% | 9.56% | 9.10% | 8.64% | 8.52% | 10.72% | 10.72% | 10.43% | 10.45% |
| Total capital / risk-based assets . . . . . . . . . . . . . | 12.49% | 12.49% | 12.37% | 12.16% | 12.16% | 11.64% | 11.17% | 11.07% | 11.76% | 11.76% | 11.46% | 11.52% |
| Leverage ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7.75% | 7.75% | 7.52% | 7.29% | 7.29% | 6.95% | 6.59% | 7.78% | 8.16% | 8.16% | 8.15% | 8.16% |
| Tangible capital ratio . . . . . . . . . . . . . . . . . . . . . | 5.80% | 5.80% | 5.82% | 5.62% | 5.62% | 5.44% | 4.72% | 4.67% | 6.30% | 6.30% | 6.21% | 6.43% |
| Tangible capital ratio, excluding OCI . . . . . . . . | 6.26% | 6.26% | 6.03% | 5.81% | 5.81% | 5.46% | 5.11% | 4.94% | 6.41% | 6.41% | 6.29% | 6.28% |
| Tangible equity / risk-based assets . . . . . . . . . . . | 7.28% | 7.28% | 7.47% | 7.32% | 7.32% | 7.10% | 6.17% | 6.19% | 8.26% | 8.26% | 8.05% | 8.26% |
| **Loan Performance Data:** | | | | | | | | | | | | |
| *Nonaccrual loans:* | | | | | | | | | | | | |
| Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 8,815 | $ 8,815 | $ 9,318 | $ 8,803 | $ 8,803 | $ 9,424 | $ 9,841 | $ 10,803 | $ 9,092 | $ 9,092 | $ 8,789 | $ 11,267 |
| Real estate - commercial . . . . . . . . . . . . . . . . . . | 2,395 | 2,395 | 3,946 | 3,181 | 3,181 | 4,747 | 2,513 | 2,478 | 371 | 371 | 1,457 | 1,774 |
| Real estate - construction . . . . . . . . . . . . . . . . . | 540 | 540 | 540 | 720 | 720 | 559 | 559 | 559 | 559 | 559 | 559 | 4,159 |
| Real estate - 1-4 family . . . . . . . . . . . . . . . . . . | 717 | 717 | 1,405 | 1,413 | 1,413 | 1,373 | 1,263 | 1,920 | 548 | 548 | 457 | 581 |
| Direct consumer . . . . . . . . . . . . . . . . . . . . . . . . . | 2,324 | 2,324 | 2,197 | 1,920 | 1,920 | 1,199 | 1,090 | 1,225 | 1,244 | 1,244 | 820 | 1,250 |
| Indirect consumer . . . . . . . . . . . . . . . . . . . . . . . . | 136 | 136 | 176 | 172 | 172 | 157 | 181 | 193 | 176 | 176 | 124 | 166 |
| Total nonaccrual loans . . . . . . . . . . . . . . . . | 14,927 | 14,927 | 17,582 | 16,209 | 16,209 | 17,459 | 15,447 | 17,178 | 11,990 | 11,990 | 12,206 | 19,197 |
| Renegotiated / restructured loans . . . . . . . . . . . . | - | - | - | - | - | - | - | - | - | - | - | - |
| Nonperforming loans . . . . . . . . . . . . . . . . . . . . . | 14,927 | 14,927 | 17,582 | 16,209 | 16,209 | 17,459 | 15,447 | 17,178 | 11,990 | 11,990 | 12,206 | 19,197 |
| Foreclosed real estate . . . . . . . . . . . . . . . . . . . . . | 3,683 | 3,683 | 3,195 | 2,727 | 2,727 | 4,088 | 4,195 | 4,033 | 2,878 | 2,878 | 2,711 | 3,736 |
| Nonperforming assets . . . . . . . . . . . . . . . . . . . . . | 18,610 | 18,610 | 20,777 | 18,936 | 18,936 | 21,547 | 19,642 | 21,211 | 14,868 | 14,868 | 14,917 | 22,933 |
| Loans past due 90 days + and still accruing . . . . . | 19,633 | 19,633 | 15,603 | 12,810 | 12,810 | 11,296 | 14,185 | 10,693 | 8,958 | 8,958 | 10,386 | 2,658 |
| *Reserve for loan losses (RLL):* | | | | | | | | | | | | |
| RLL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 62,391 | $ 62,391 | $ 62,400 | $ 62,370 | $ 62,370 | $ 62,370 | $ 62,359 | $ 62,320 | $ 56,393 | $ 56,393 | $ 56,283 | $ 56,718 |
| Loan loss provision . . . . . . . . . . . . . . . . . . . . . . . | 4,721 | 1,761 | 2,960 | 10,229 | 3,865 | 2,715 | 2,059 | 1,590 | 8,930 | 2,780 | 1,200 | 12,923 |
| *Net charge-offs by category:* | | | | | | | | | | | | |
| Commercial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,261 | 1,252 | 2,009 | 5,783 | 2,800 | 1,060 | 998 | 925 | 4,193 | 1,225 | 418 | 7,058 |
| Real estate - commercial . . . . . . . . . . . . . . . . . . | 100 | 41 | 59 | 1,394 | 278 | 511 | 546 | 59 | 1,167 | 608 | (1) | 1,370 |
| Real estate - construction . . . . . . . . . . . . . . . . . | 214 | 18 | 196 | - | - | - | - | - | - | - | - | 355 |
| Real estate - 1-4 family . . . . . . . . . . . . . . . . . . | 136 | 10 | 126 | 138 | 9 | 49 | 52 | 28 | 96 | - | - | 108 |
| Consumer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 989 | 449 | 540 | 2,872 | 778 | 1,084 | 457 | 553 | 3,799 | 837 | 762 | 3,718 |
| Total net charge-offs . . . . . . . . . . . . . . . . . . | 4,700 | 1,770 | 2,930 | 10,187 | 3,865 | 2,704 | 2,053 | 1,565 | 9,255 | 2,670 | 1,179 | 12,609 |
| *NPA ratios:* | | | | | | | | | | | | |
| Nonperforming loans / loans . . . . . . . . . . . . . . . | 0.30% | 0.30% | 0.35% | 0.32% | 0.32% | 0.34% | 0.31% | 0.34% | 0.28% | 0.28% | 0.28% | 0.46% |
| Nonperforming assets / loans + foreclosed real est | 0.38% | 0.38% | 0.42% | 0.38% | 0.38% | 0.42% | 0.39% | 0.42% | 0.35% | 0.35% | 0.35% | 0.55% |
| Nonperforming assets + loans past due 90 days | | | | | | | | | | | | |
| / loans + foreclosed real estate . . . . . . . . . | 0.78% | 0.78% | 0.73% | 0.63% | 0.63% | 0.65% | 0.67% | 0.63% | 0.55% | 0.55% | 0.59% | 0.62% |
| Nonperforming assets / total assets . . . . . . . . . . . | 0.23% | 0.23% | 0.25% | 0.22% | 0.22% | 0.25% | 0.23% | 0.24% | 0.21% | 0.21% | 0.21% | 0.33% |
| *Loan loss ratios:* | | | | | | | | | | | | |
| RLL / loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.27% | 1.27% | 1.25% | 1.25% | 1.25% | 1.23% | 1.24% | 1.24% | 1.31% | 1.31% | 1.31% | 1.37% |
| RLL / nonperforming loans . . . . . . . . . . . . . . . . . | 417.97% | 417.97% | 354.91% | 384.79% | 384.79% | 357.24% | 403.70% | 362.79% | 470.33% | 470.33% | 461.11% | 295.45% |
| Net charge-offs to average net loans . . . . . . . . . . | 0.19% | 0.14% | 0.24% | 0.21% | 0.30% | 0.21% | 0.16% | 0.15% | 0.22% | 0.25% | 0.11% | 0.30% |

**Footnotes:**
(1) Tax equivalent basis reflects federal and state tax benefits.
(2) Annualized based on the number of days outstanding for each period presented.

***Source of Information:***

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries.